Filed by Occidental Petroleum Corporation
                           pursuant to rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                       under the Securities and Exchange Act of 1934, as amended

                                        Subject Company: Vintage Petroleum, Inc.
                                                    Commission File No.: 1-10578


CONFERENCE CALL TRANSCRIPT
--------------------------

OXY - OCCIDENTAL AGREES TO ACQUIRE VINTAGE PETROLEUM

EVENT DATE/TIME: OCTOBER 14, 2005 / 6:00 AM PT

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

     Oxy will file a Form S-4, Vintage will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Oxy free of charge by contacting Christel Pauli, Counsel and Assistant Secretary, Occidental Petroleum Corporation, at 10889 Wilshire Blvd., Los Angeles, California 90024. The documents will also be available online at www.oxy.com.

PARTICIPANTS IN SOLICITATION
----------------------------

     Oxy, Vintage and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vintage shareholders in connection with the merger. Information about the directors and executive officers of Oxy and their ownership of Oxy stock is set forth in the proxy statement for Oxy's 2005 Annual Meeting of Shareholders. Information about the directors and executive officers of Vintage and their ownership of Vintage stock is set forth in the proxy statement for Vintage's 2005 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

     Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

FORWARD-LOOKING STATEMENTS
--------------------------

     The matters set forth in this presentation, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, financial strength, and the competitive ability and position of the combined company, and other statements identified by such words as "will," "estimates," "expects," "hopes," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could significantly affect expected results, including a delay in or failure to obtain required approvals, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration will be greater than expected, the ability to manage regulatory, tax and legal matters, including changes in tax rates, the impact of competition, and other risk factors related to our industries as detailed in each of Oxy's and Vintage's reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, Oxy undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may differ from those set forth in or implied by the forward-looking statements.

     The SEC limits the ability of oil and natural gas companies, in their filings with the SEC, to disclose reserves other than proved reserves demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. We use certain terms in this presentation, such as probable, possible and recoverable reserves, that the SEC's guidelines limit in filings with the SEC.

     Information contained in this presentation regarding Vintage's production, reserves, results, assets and other information has been taken from Vintage's public filings with the SEC. Oxy makes no representation with respect to the accuracy of this information.

CORPORATE PARTICIPANTS

KEN HUFFMAN
Occidental Petroleum Corp. - IR

RAY IRANI
Occidental Petroleum Corp. - Chairman, President & CEO

STEVE CHAZEN
Occidental Petroleum Corp. - CFO


CONFERENCE CALL PARTICIPANTS

BRUCE LANNI
AG Edwards - Analyst

ARJUN MURTI
Goldman Sachs - Analyst

DOUG LEGGATE
Citigroup - Analyst

PAUL SANKEY
Deutsche Bank - Analyst

JENNIFER ROWLAND
JP Morgan - Analyst

SUBASH CHANDRA
Morgan Keegan - Analyst

DUANE GRUBERT
Fulcrum Partners - Analyst

VAN LEVY
Dahlman Rose & Co. - Analyst

JOHN ZENGER
Loomin Sales (ph) - Analyst

PRESENTATION


--------------------------------------------------------------------------------
OPERATOR


Good morning, ladies and gentlemen. My name is Elsa and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Occidental Petroleum Corp. conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS). It is now my pleasure to turn the floor over to your host, Mr. Ken Huffman. Sir, you may begin your conference.


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KEN HUFFMAN  - OCCIDENTAL PETROLEUM CORP. - IR


Good morning, everyone. I would like to welcome you this morning. I'd like to turn the conference call over to Dr. Ray Irani, our Chairman, President and CEO and Steve Chazen, our CFO, who will discuss in much more detail the announced acquisition of Vintage Petroleum. Dr. Irani.


--------------------------------------------------------------------------------
RAY IRANI  - OCCIDENTAL PETROLEUM CORP. - CHAIRMAN, PRESIDENT & CEO


Thank you, Ken. Good morning, everybody and thank you for joining us. Yesterday, we announced that Oxy had reached an agreement to acquire Vintage Petroleum for approximately $3.8 billion in cash and Oxy stock. The addition of the Vintage assets to our portfolio is consistent with our oil and gas business strategy of focusing on three core areas; the U.S., the Middle East and Latin America. We are especially excited about the significant growth opportunities represented by Vintage's assets in Argentina, California and Yemen, all of which will complement and enhance Oxy's current regional operations. We believe we will be able to at least double production from the Argentina assets from the current level of approximately 37,000 equivalent barrels per day over the next five years.

We also believe that we can increase current production from the California assets of 11,000 equivalent barrels per day by up to 20% within the next few years. The Yemen assets, which are smaller, produced nearly 4000 barrels of oil per day in the second quarter and offer attractive opportunities for future growth as well as operational synergies with Oxy's adjacent physical operations.

In addition to providing growth opportunities, we believe this transaction would make significant long-term contribution to Oxy's cash flow. Now I'll turn the conference call over to Steve Chazen who will provide you with some of the details of the transaction and outline our future plans for these assets. Later on, we will answer your questions.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Thank you, Ray. As Ray said, we think this is a good strategic fit for us. This is about transforming an exploration company like Vintage into an exploitation company like Oxy. This is about generating free cash flow from these assets and so we think that by this transformation for Vintage, we will generate a fair amount of free cash flow.

In addition, there are some assets that won't fit us and those assets will be sold into a relatively buoyant property sale environment. I am using the slides that are in the website that is attached to the announcement. So if you want to follow a long you can. We are offering 0.42 shares of Oxy for Vintage shares. About 28.7 million Oxy shares would be issued and $20 of cash per Vintage share, about $1.4 billion. As Ray said, this has good strategic overlap in our three main areas; Latin America, United States, California and the Middle East. This transaction is financially accretive by all measures; earnings per share, free cash flow per share, free cash flow per barrel and it is neutral to our current return on equity and perhaps slightly dilutive by maybe a point or so on our return on capital employed.

Vintage has somewhere between 40 and 60 million of cost savings that we can achieve. This is mostly overhead because again they have devoted most of their effort to exploration and relatively little to exploitation. Their exploration capital is about $100 million. They describe about 75 of it as exploration. The other 25 or so is related to things that we would call exploration, which they describe as exploitation. All of the cash that will be needed for this acquisition will come off our balance sheet. There will be no borrowings at all, including for the share repurchase.

The main growth drivers are Argentina and California. We are planning to buy back 9 million shares in the market when we can. Consideration, about $3.8 billion, they should have about 225 million of cash at closing, which we expect sometime early next year.

The Company has 437 million barrels of proved reserves. So on that basis, we're paying about $8.80 a barrel. Additionally, they have engineered another 421 million barrels of probable and possible reserves. Many of the probables with some work can be transformed fairly easily into proved and the possible reserves will come over time. They currently produce about 76,000 barrels a day.

Looking at free cash flow per barrel as a way of measuring the addition and showing you where it comes from, the free cash flow of the company is around $7 per barrel that is Vintage. Oxy's is around 13 to $14 depending on the environment. If you add back the hedging, which Vintage did this year so they can compare it to ours, the exploration capital savings and the cost savings and the overhead. Their free cash flow per barrel should slightly exceed us on a pro forma basis.

Turning now to the strategic overlap. The most important asset is in Argentina. Oxy was in Argentina a number of years ago so we're not unfamiliar with it. Significantly enhances our Latin America core area. There's about 217 million barrels of proved reserves here. There is at least 500 drilling locations and I'll show you a map later but with some more seismic work, we could probably increase that to 1000 or perhaps even 1500 locations. Historically, they've had a 97% success rate with a three-year average finding cost of under $3 a barrel. They are probably running closer to $4 a barrel now but I think that is probably a reasonable guess about 4. We expect 10 to 15% production growth for the next few years, which is driven by the 3-D seismic. Fundamentally, they shoot the seismic; they drill the wells. A typical well will come in about 500 barrels a day of oil. Runs about $0.75 million per well.

As many of you know, there is an export tax, which basically determines the internal price as well as the external price. It is about 27% of $40 and 31% at $50. Our numbers of course include this as taking out of all of our numbers.

On page 7 in the presentation, we show Vintage's projections for the growth of the production. We expect to accelerate that some. We will probably put a little more money in it than they have historically and some of their production will probably come on a little sooner. We will probably spend a little more money on seismic defining locations more quickly.

Page 8 is sort of a busy slide that shows locations of the land that they are in. In the middle with all the dots there in green, that is Repsol's producing properties. About 40% of Repsol's production comes from water flood compared to Vintage's 10%. On these open areas here are areas where Vintage really hasn't done anything, hasn't explored, hasn't run seismic. We expect to get at that and do that fairly quickly. That is where the additional locations come from. You can also see that generally Vintage's lands are less densely drilled than Repsol's. So we expect to move to more Repsol-like results than Vintage has historically. Vintage really hasn't had the money to invest in here and we obviously can.

California properties are in some ways the easiest for us. They are similar to the ones we own. Crude has high-quality generally. Currently about 11,000 barrels a day. It's about 70 million barrels of proved reserves. Vintage but very little if any money in this in the last few years. We will put some money into it. We have superior marketing of the crude in the area because of our large volumes. As Ray said, we expect to increase production around 20% over the next few years. Although personally I would be disappointed if we didn't do better than that.

A fair amount of probable reserves exist here and from our perspective fairly easily moved into proved over the next two or three years. Yemen, while small, is right next to one of our blocks and we can share some facilities there with them. There is additional prospects on this block and we expect to find at least one more field that looks like the one that Vintage has found here. Vintage has some other properties. They have Bolivia, which we don't value highly, but it needs a long-term market there and we will wait for some time in the future to decide what to do with that.

Candidates however for portfolio rationalization or sale is another way to say that is there remaining properties in the United States that are unconventional North American gas play, which is an acreage play. It is in the hot air rather than the gas phase I think. Proved reserves are about 71 million barrels and produces about 19,000 barrels a day. We would expect these divestitures to reduce our purchase price per barrel and further improve the economics of the transaction.

Page 12 is taken from a Vintage presentation. We have sort of simplified it here and what we did was -- what they did was they took 100% of their proved reserves, 50% of the probable, 20% of their possible reserves and gave an asset value for the company using $35 oil to get $53 and using $40, they get 64. Of course this is sort of a breakup value or asset value. It doesn't include the overhead that was being spent on it. But it is -- while in detail we may disagree with some of this, generally speaking we think this is a reasonable representation of the company's value managed by us.

Page 13 shows contribution analysis that shows what percentage of the enterprise Vintage -- Oxy's enterprise Vintage we don't have and what percent of our market value -- our stock market value. They'd own about 5% of the company, contribute about 7% of our EBITDA, 6% of our cash from operations, 12% of our production and 13% of our proved developed producing reserves.

On a pro forma basis for this year, we would expect the transaction to be slightly accretive but right on neutral and while our cash flow per share would be accretive. Going forward, we expect these numbers to improve and the transaction would be accretive in '06 and further accretive in '07, remembering still only 5% of the Company.

Page 15, we show you where Vintage's reserves are located and how they add to ours. Take our proved reserves to about 3 billion barrels on a pro forma basis just slightly increases our reserve life. Our production on page 16 -- the breakout of it has not much changed. The U.S. is still about 60%. Latin America increases to about 18 and Middle East to about 16 but of course over the next couple of years the Middle East will grow fairly sharply and so it will overtake Latin America probably in 2007.

We believe this transaction is consistent with our policies that we told you about over the years. We are obviously maintaining a strong balance sheet. Our debt to capital will clearly be below 20%. Our capital spending program will continue to be disciplined. We would expect this would increase our capital next year by perhaps $150 million. We've talked about selective acquisitions. While historically we have not bought companies, this is a relatively small company and one can be viewed in some ways as an asset acquisition. We have talked about moderate predictable reserve and production growth. This will boost our production and our reserves and yesterday, we raised our dividend by $0.20 a share on an annual basis and we will continue to review our dividend policy as we go forward. I would now like to take your questions if I could. Ken.


--------------------------------------------------------------------------------
KEN HUFFMAN  - OCCIDENTAL PETROLEUM CORP. - IR


Yes. Operator?


QUESTION AND ANSWER


--------------------------------------------------------------------------------
OPERATOR


(OPERATOR INSTRUCTIONS). Bruce Lanni, AG Edwards.


--------------------------------------------------------------------------------
BRUCE LANNI  - AG EDWARDS - ANALYST


Just a couple of quick questions. I guess, Steve, if you are at liberty to do so, can you kind of go over a little bit more how this deal was structured in respect to the fact? I get around a 33% premium that you're paying for Vintage stock. So how you arrived at that. And if it all possible, can you comment on who approached who and why? And then the second part of the question I have is on the production side, you just spoke about it, but will this be -- obviously -- will Vintage be in addition to the production numbers that you've put out prior to this as far as growth goes?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


The answer to the last question is yes. So we are not -- this is not a replacement for that or something. Going back to the first question, it was determined by negotiation against a premium against the value of assets rather than a premium to the stock. You probably don't follow Vintage, but in the last couple of years, there has been some difficulties. They made a large acquisition in Canada, which didn't turn out very well and I think it hurt the company's reputation. And so the price, if you will, was determined by looking at sort of asset values rather than the premium to the stock. The last two weeks, it has been hard to actually figure a premium. I think if we look back over the last month, the premium would be viewed on average would be less.

We approached them. After the CEO retired and came back after the Canadian fiasco and we went and visited him in June of 2004, said we would be interested in, if he ever decided to sell the company. We made a number of other visits so we sought them out. The company wasn't brought around and shopped to us.

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BRUCE LANNI  - AG EDWARDS - ANALYST


Steve, just one other question --


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


We would have liked to have bought it at a lower-price but he wouldn't sell it.


--------------------------------------------------------------------------------
BRUCE LANNI  - AG EDWARDS - ANALYST


One other question. On the returns, you said initially dilutive by about 1%. When do you see that reversing?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


No, it is accretive.


--------------------------------------------------------------------------------
BRUCE LANNI  - AG EDWARDS - ANALYST


To returns?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Oh, returns? Return on capital employed.


--------------------------------------------------------------------------------
BRUCE LANNI  - AG EDWARDS - ANALYST


Correct. ROC.


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


About 1%. It should turn around in '07 easily. Just depends on when the properties are sold. It is really -- the returns get significantly better once the assets that we are not interested in would be better in somebody else's hands are sold. I think that is really the key to turning the returns more positive.


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BRUCE LANNI  - AG EDWARDS - ANALYST


Great. Good luck.


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Thank you.


--------------------------------------------------------------------------------
OPERATOR


Arjun Murti, Goldman Sachs.

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ARJUN MURTI  - GOLDMAN SACHS - ANALYST


In your slides regarding the fiscal terms in Argentina, I think you characterized it as a 31% effective export tax rate above 50. I somehow recall it being a highly taxed rate above $35 oil and maybe that works out to an effective tax rate of 31.


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Yes. This wasn't intended to be incremental.


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ARJUN MURTI  - GOLDMAN SACHS - ANALYST


Is it not like a 99% tax rate above $35 oil or something like that?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


No.


--------------------------------------------------------------------------------
ARJUN MURTI  - GOLDMAN SACHS - ANALYST


It's not that high?


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


No, no. This is really the numbers.


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ARJUN MURTI  - GOLDMAN SACHS - ANALYST


Okay. Right. Do you have the sensitivities for 60 and $70 oil?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


About the same percentage.


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ARJUN MURTI  - GOLDMAN SACHS - ANALYST


About the same percentage. Okay.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Right now. They are talking about, as most governments are talking about increasing their take at $100 oil.


--------------------------------------------------------------------------------
ARJUN MURTI  - GOLDMAN SACHS - ANALYST


Perhaps you will let them do that right? Can you comment at all in terms of your interest in the gas in Argentina or is this primarily oil --?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


This is an oil property. This is an oil play.

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ARJUN MURTI  - GOLDMAN SACHS - ANALYST


And (indiscernible) split of the probable reserves by region that you cited for Vintage between Argentina, California and presumably Yemen?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


I think we'd say it is about half in Argentina and probably maybe one-third in California.


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ARJUN MURTI  - GOLDMAN SACHS - ANALYST


And then lastly, is there a breakup fee here?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Yes. There is a $75 million breakup fee.


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ARJUN MURTI  - GOLDMAN SACHS - ANALYST


If they accept another offer.


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


That's right.


--------------------------------------------------------------------------------
OPERATOR


Doug Leggate, Citigroup.


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DOUG LEGGATE  - CITIGROUP - ANALYST


A couple of questions if I may. First of all, can you tell us how you are going to treat the -- I don't know if there is going to be any goodwill associated with this, Steve, or is at all going to come through on the depreciation line?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


There is no basis to put goodwill in this. Goodwill is supposed to be the excess purchase price over the fair market value of the assets. We think if broken up, there wouldn't -- you couldn't support a goodwill calculation. I've never actually, as you know, understood what goodwill was in the oil business. Ill will I understand but goodwill I really don't. So there will be no goodwill at all go through the line.


--------------------------------------------------------------------------------
DOUG LEGGATE  - CITIGROUP - ANALYST


So if we take the higher DD&A into account --

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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


There will be some acreage allocation. For example, we will allocate some value to probables. So it isn't just taking it all and doing it real simply. We'll have to allocate some to probables because otherwise we are probably overdepreciating. We think these probables will come through pretty quickly. So that's probably where some of the -- what looks to you like extra depreciation.


--------------------------------------------------------------------------------
DOUG LEGGATE  - CITIGROUP - ANALYST


I guess where I was going with this was that if I make some assumptions about a higher DD&A charge related to what you're paying for the assets, I am kind of struggling to see that you are being terribly accretive at least under a fairly high oil price. Can you give us an idea what kind of oil price assumptions you're using when you say that you think the deal is accretive to both earnings and cash flow because you guys obviously are much more sensitive to that than Vintage is assuming a lower oil price, one would assume that the deal (indiscernible). Do you see what I mean?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


I understand. I think it is accretive to the company's earnings at about $35 and higher.


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DOUG LEGGATE  - CITIGROUP - ANALYST


Okay. Great. I guess the only final question I have is regarding disposal. Have you already found buyers or do you have some line of sight as to when you are likely to execute on those?


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


I think it would have probably been illegal to go find the buyers yesterday.


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DOUG LEGGATE  - CITIGROUP - ANALYST


Okay. Good stuff. And there is no hedging I guess associated with any of these assets?


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


They have some hedges. They have historically been active hedgers and they have about 5% of their production hedged -- no, 2% of their production hedged next year.


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DOUG LEGGATE  - CITIGROUP - ANALYST


But you haven't put any hedging agreements in place?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


No, we have learned our lesson on hedging.


--------------------------------------------------------------------------------
DOUG LEGGATE  - CITIGROUP - ANALYST


Okay. Great stuff. Thanks a lot, Steve.

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OPERATOR


Paul Sankey, Deutsche Bank.


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PAUL SANKEY  - DEUTSCHE BANK - ANALYST


Steve, the cost savings and exploration savings that are important to make the deal accretive, as I understand it, Vintage's exploration budget was only around $75 million this year and you're talking about $100 million of savings. I can't quite make that stack up. And could you also talk a bit about the cost savings, which given that you are really expanding into Argentina, I just wondered how you got such a good number from synergy overlap if you like.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Sure. The first one is fairly straightforward. When we looked at their capital program there are items in their capital program which we wouldn't characterize as development capital. Some in Yemen and some in the United States. There is about 25 million of it that we would have characterized as exploration if we had been doing it. So I think it is sort of a matter of semantics. But there is about another $25 million that we would view as clearly as exploration.


--------------------------------------------------------------------------------
PAUL SANKEY  - DEUTSCHE BANK - ANALYST


Does that mean you're going to stop it? I mean I don't quite understand how you totally abandon their exploration. I mean that implies that their total exploration budget is 100 million and you are saying you're going to save the entirety of that?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


That's right.


--------------------------------------------------------------------------------
PAUL SANKEY  - DEUTSCHE BANK - ANALYST


But aren't you going to have to continue exploration in Argentina?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


That's development. That's development capital. The exploration that is being eliminated -- they have a fair exploration program, which is not Argentina, which is not California, but it is elsewhere. They have this unconventional gas program, which I view as exploration, which we would abandon. So the answer to your question is yes we are going to eliminate it entirely. It is a moving of their company from an exploration company to an exploitation company. We have plenty of exploration at Oxy with out this.

So their overhead is around $60 million a year -- corporate overhead. The Argentina operation is separate and we will keep that in place. So we don't need their corporate overhead total. Some of their people will be moved into our places, places where we have openings. But as far as overhead itself goes, we are perfectly capable of handling more production, compounding and that sort of thing.


--------------------------------------------------------------------------------
PAUL SANKEY  - DEUTSCHE BANK - ANALYST


Great. That's very helpful. Thanks, Steve. On political risk perhaps for Ray or you, obviously there has been issues in Ecuador that you have faced and now Argentina is notorious for its fiscal changes. Bolivia also. Have you thought about the political risk profile of Oxy now that you have moved deeper into Latin America?

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RAY IRANI  - OCCIDENTAL PETROLEUM CORP. - CHAIRMAN, PRESIDENT & CEO


I am not concerned. Basically we have tremendous experience in handling foreign operations and as I have said many times that I love our production in Long Beach. It is close to our office and where I live. However, one has to go overseas for additional reserves and production and you notice our U.S. production will still be 59% of the total. So it's really an extension of our philosophy of being primarily U.S. with significant operations in the U.S. and Latin America.


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PAUL SANKEY  - DEUTSCHE BANK - ANALYST


Okay. So you are not concerned about the backdrop of if you like volatile fiscal regimes that you're moving into?


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STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


The whole world is filled with volatile fiscal regimes. The state of Texas probably isn't, although they're going to impose a new tax there. Certainly California has one but the whole world is filled with volatile fiscal regimes where people -- when they see high oil prices, they want a larger take. The whole world is going that way. So you can't just say well I am not going to participate in this and go to Long Beach. We do have a spread of these and we will be looking at some of our other properties around the world that may not -- may no longer fit and maybe bring our risk profile a little closer to where we would like to be.


--------------------------------------------------------------------------------
PAUL SANKEY  - DEUTSCHE BANK - ANALYST


Great. Thanks. And the last one from me, your production forecast is through '06 now. When can we expect to see a new one from you?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


We have a meeting in February -- we have scheduled I think a meeting in February in New York, an analyst meeting. So I expect we will roll out something new.


--------------------------------------------------------------------------------
PAUL SANKEY  - DEUTSCHE BANK - ANALYST


Thank you very much indeed.


--------------------------------------------------------------------------------
OPERATOR


Jennifer Rowland, JP Morgan.


--------------------------------------------------------------------------------
JENNIFER ROWLAND  - JP MORGAN - ANALYST


I wonder if you can just elaborate a little bit on the share buyback program? Is this going to be a onetime deal buying back the nine million shares or would you consider potentially buying back more later to offset some of the issuance? And also when will that share buyback program begin, now or after the deal closes?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


The answer to the last question is when the lawyers let us do it. There are obviously some legal issues in buying back shares in the middle of what is viewed as an offering. So as soon as we clear that we will probably begin. Second, I think we have always said that if we had access capital, we were overcapitalized, we would return the money to shareholders and if it turns out that when we are through with this and after we have sold the properties we probably may consider a slight reduction again.

--------------------------------------------------------------------------------
JENNIFER ROWLAND  - JP MORGAN - ANALYST


Okay. But your estimates were slightly accretive to earnings. That is assuming that the full 9 million is bought back immediately?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Bought back before the deal closes or when the deal closes. From our perspective, we are just issuing 28 million or 29 million shares. We are issuing
20. They wanted some extra shares issued for their own reasons and so -- for their own reasons. And that is why we bought it back, just to bring it back in line with what we thought was the proper ratio. But right now we are not contemplating any five (ph) buybacks beyond this but we obviously can reconsider over time.


--------------------------------------------------------------------------------
JENNIFER ROWLAND  - JP MORGAN - ANALYST


And then just one other question. The 1.7 billion of cash on hand that you mentioned having at the end of September, does that include in that proceeds from the sale of the Premcor shares or is that something that hasn't been completed yet?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


At the end of this past quarter, the third quarter, we had 1.7 billion in cash. That includes virtually all of the Valero shares that were sold. We have very little left of the Valero shares.


--------------------------------------------------------------------------------
OPERATOR


Subash Chandra, Morgan Keegan.


--------------------------------------------------------------------------------
SUBASH CHANDRA  - MORGAN KEEGAN - ANALYST


Steve, I was wondering if you had any proceeds target, some range of proceeds in mind from the asset sales from I guess substantially all the Gulf assets and the unconventional?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Well we certainly have one in mind but that is probably not what you're asking whether I have one.


--------------------------------------------------------------------------------
SUBASH CHANDRA  - MORGAN KEEGAN - ANALYST


A range, however wide.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


If you looked at it -- we tell you I think somewhere that -- what the -- how much it produces and what the reserves are. I think there are 70 million barrels of reserves. Current market today is probably no less than $13 and probably no more than $20.


--------------------------------------------------------------------------------
SUBASH CHANDRA  - MORGAN KEEGAN - ANALYST


That is helpful. And could you comment -- I think you made a reference to this but in that Vintage had that PB10 (ph) roughly I think at 667 and 40. It was $4 billion just on the proved stuff. Any comment if that's accurate or kind of numbers you came up with.

--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Well it is accurately computed I think because it comes right off their engineering reports. Because it comes off their Netherlands Sewell reports that those reposed numbers were done by the Netherland Sewell Company. So it is accurate to that extent. We might have a slightly different view about some of the probables and such.


--------------------------------------------------------------------------------
SUBASH CHANDRA  - MORGAN KEEGAN - ANALYST


But you were in full agreement on the proved and the calculations?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Yes. The reserves -- if you remember the history, if you don't, they went through some difficult time in the long pass and now they've gone to outside engineered reserves. We reviewed those reserves and their process with the outside engineers and we believe this deserves to be correctly stated.


--------------------------------------------------------------------------------
OPERATOR


(OPERATOR INSTRUCTIONS). Duane Grubert, Fulcrum Partners.


--------------------------------------------------------------------------------
DUANE GRUBERT  - FULCRUM PARTNERS - ANALYST


I recognized that in the context of overall Oxy, some of these assets I'm going to ask about are small. But given that I do understand that, I guess I'm kind of surprised at your enthusiasm in California about the Vintage assets being that they are quite fragmented locationally versus what you have and I wonder if you can give some color on whether you might be considering divesting some of that. You've talked about in pretty firm terms, gee, we don't want to be in the unconventional gas but might there be some divestitures out of the California assets as well?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Yes.


--------------------------------------------------------------------------------
DUANE GRUBERT  - FULCRUM PARTNERS - ANALYST


Okay. And in terms of not having an ongoing interest in the gas, you've talked about pure divestitures. In concept, would you also consider doing joint ventures with some of the players out there who seem to be more interested in that stuff?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Oh, for sure. When we talk about divestitures as the -- unconventional gas acreage I think is the best way to describe it. We probably would be better off joint venturing or taking back a royalty or something like that rather than just a cash sale.


--------------------------------------------------------------------------------
DUANE GRUBERT  - FULCRUM PARTNERS - ANALYST


Okay. And then finally and a again respectfully I realize this is real small to Oxy but on the Bolivia reserves, that has been kind of a sore point for some people like me with Vintage in that they actually book a 70 year reserve life on Bolivia and for example in your dollar per barrel calculation for the way I look at it I see that booking as being bloated. Have you given any consideration to reducing the actual booking of the Bolivia stuff relative to the pace in the market development?

--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


We won't really have to book it. It will turn out until the end of '06. I need these reserves because the deal won't close until next year. We will look at the Bolivia -- we are cognizant of the same issue you are. A 57 year reserve life or whatever it is beyond our corporate guidelines for reserve life and so we will look carefully at that. But we think by the end of next year, whatever we will be able to book additional reserves elsewhere that will offset that. But in not basically the United States and in Argentina but we are -- it is really beyond our guidelines. If that answers your question.


--------------------------------------------------------------------------------
DUANE GRUBERT  - FULCRUM PARTNERS - ANALYST


Yes, those are all great answers.


--------------------------------------------------------------------------------
OPERATOR


Van Levy, Dahlman Rose & Co.


--------------------------------------------------------------------------------
VAN LEVY  - DAHLMAN ROSE & CO. - ANALYST


Congratulations. I cover Vintage. I think you got a fantastic deal here. My question is really trying to understand the kind of order of this transaction or really the focus of it. Was the focus primarily Argentina and then you took California as part of it or is there something specific about assets in Argentina or just assets with upside like Argentina had that you are really focused on expanding your company with?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


I think going to Argentina -- California is part of our company. It isn't a hobby here. So we think California was important to us and there are some things that we see there that maybe some others don't. But Argentina -- we are not interested in buy and decline curves. We can create those ourselves quite nicely. We are interested in growth opportunities. We are familiar with Argentina. We were in this space some years ago. We like their position. We saw a lot of opportunity for growth. So the main driver was the growth and the profitability we see in Argentina. They have done, with a relatively modest expenditure, very well in Argentina and their refining costs as you know were quite low and their operating costs are reasonable. So while Argentina is a difficult place, no argument there. We think the returns we will get will pay us for the difficulty.


--------------------------------------------------------------------------------
VAN LEVY  - DAHLMAN ROSE & CO. - ANALYST


Right. So you have got -- I think where the market misjudged this was the political risk in Argentina. Obviously you are comfortable with that. The recycle rates there are fantastic. In terms of California then, would this signal that you are looking for other consolidating plays within California?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


We are always looking for consolidating plays in California. Our company in the United States is really California and the Permian Basin. The Permian Basin is sort of the burgundy of the oil business where everybody owns about an acre or something. California unfortunately is very lumpy. There aren't a lot of individual owners. So we're always looking for opportunities to acquire in California. But generally we stay away from the heavier crudes.


--------------------------------------------------------------------------------
VAN LEVY  - DAHLMAN ROSE & CO. - ANALYST


And then I guess my last question is private company versus public and clearly there are a lot of other public companies obviously trading now with California assets trading at pretty attractive valuations. Do you have a -- again, is this a process in the M&A market that we should be aware of that the likely trend of this consolidation will continue?

--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


I don't know. I really don't. California, there's very few people interested in consolidating California. Most of those other companies with attractive valuations have other stuff with them that maybe more difficult to get rid of than this. The key for us I think in this particular transaction is a belief that the individual properties when added together would get us at least our purchase price even if we sold them all and did the whole breakup. If we have to say that that isn't true and we'll wind up with some goodwill or ill will or whatever it turns out to be, that is really not real interesting for us.


--------------------------------------------------------------------------------
VAN LEVY  - DAHLMAN ROSE & CO. - ANALYST


Great. Thanks.


--------------------------------------------------------------------------------
OPERATOR


John Zenger (ph), Loomin Sales (ph).


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


A quick question regarding the comparative operating cost structures of the assets that you expect to retain in this acquisition as compared to the assets that you're currently operating in your to date portfolio of Occidental. How do they breakout, how do they compare? Are we going to be seeing higher lifting costs?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


No, probably lower lifting costs because the Permian has a higher lifting cost because of the CO2 flooding.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


And Argentina is presumably --.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


This Argentina is probably around $5.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


Argentina is $5.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


And California is about five.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


Five and Argentina five and California. Is their corporate average around $7? Did I get that figure correct? I'm not that familiar.

--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


I think it's higher now. It's probably $8.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


So the assets that you are looking to dispose of maybe in the Gulf, and onshore U.S., etc. would be presumably higher LOE type assets. Is that a fair inference?


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


I don't know about -- our corporate runs about $8.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


Excuse me.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


The stuff we retain is five. I can't honestly say I recall what the disposal assets, if you want to call them that, have for their operating costs.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


So just so I heard you correctly, your current operating cost per barrel is roughly $8.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Right.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


The assets that you are acquiring and will retain here presumably in California would be in the $5 range.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Right.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


And Argentina, about $5.


--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


Right.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


And then everything else is pretty much insignificant in this.

--------------------------------------------------------------------------------
STEVE CHAZEN  - OCCIDENTAL PETROLEUM CORP. - CFO


That's right.


--------------------------------------------------------------------------------
JOHN ZENGER  - LOOMIN SALES (PH) - ANALYST


As we -- okay. So that's a good operating cost model. Thank you for the help.


--------------------------------------------------------------------------------
OPERATOR


There appear to be no further questions at this time. I'd like to turn the floor back over to you for any further or closing remarks.


--------------------------------------------------------------------------------
KEN HUFFMAN  - OCCIDENTAL PETROLEUM CORP. - IR


Dr. Irani?


--------------------------------------------------------------------------------
RAY IRANI  - OCCIDENTAL PETROLEUM CORP. - CHAIRMAN, PRESIDENT & CEO


Yes.


--------------------------------------------------------------------------------
KEN HUFFMAN  - OCCIDENTAL PETROLEUM CORP. - IR


Do you have any comment or closing comments?


--------------------------------------------------------------------------------
RAY IRANI  - OCCIDENTAL PETROLEUM CORP. - CHAIRMAN, PRESIDENT & CEO


No, thank you.


--------------------------------------------------------------------------------
KEN HUFFMAN  - OCCIDENTAL PETROLEUM CORP. - IR


Thank you very much. If you have any questions give us a call.


--------------------------------------------------------------------------------
OPERATOR


Thank you. This concludes today's Occidental Petroleum Corp. conference call. You may now disconnect.